[Letterhead of Sutherland Asbill & Brennan LLP]
February 22, 2010
VIA EDGAR
Dominic Minore, Esq.
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Fifth Street Finance Corp. Preliminary Proxy Statement on Schedule 14A filed January 6, 2010 File No. 1-33901
Dear Mr. Minore:
     On behalf of Fifth Street Finance Corp. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on January 29, 2010 with respect to the Company’s preliminary proxy statement on Schedule 14A (the “Proxy Statement”), filed with the Commission on January 6, 2010. The Staff’s comments are set forth below and are followed by the Company’s responses. The revisions referenced in the Company’s responses have been included in the Company’s revised preliminary proxy statement on Schedule 14A (File No. 1-33901) (the “Revised Proxy Statement”), filed concurrently herewith.
1.	Under “Transactions with Related Persons,” please include the amount paid by the Company to Fifth Street Management LLC and to FSC, Inc. since the Company entered into the investment advisory agreement and the administration agreement. Please also describe the incentive fee referenced in this section.

The Company has revised the above-referenced disclosure in response to the Staff’s comment. See page 9 of the Revised Proxy Statement.

2.	In Proposal 3, please add disclosure stating that if the Company issues additional shares of common stock, or other securities convertible into common stock in the future, the Company’s investment adviser will receive greater fees as result of the increased assets under management.

Dominic Minore, Esq.
February 22, 2010

The Company has revised Proposal 3 in response to the Staff’s comment.

3.	Please unbundle the proposal to amend the Restated Certificate of Incorporation of Fifth Street Finance Corp. to increase the number of authorized shares of common stock and the proposal to remove Fifth Street Finance Corp.’s authority to issue shares of Series A Preferred Stock.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

4.	In the unbundled proposal to remove Fifth Street Finance Corp.’s authority to issue shares of Series A Preferred Stock, please revise the proposal to state that if the proposal is approved by stockholders, the Company’s Restated Certificate of Incorporation will be amended to eliminate the Company’s authority to issue and reissue shares of Series A Preferred Stock, and that the Company would need stockholder approval in order to issue shares of preferred stock again, which could limit the Company’s access to financing.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.
* * *
     The Company hereby acknowledges that the adequacy and accuracy of the disclosure in the Revised Proxy Statement is the responsibility of the Company. The Company further acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Revised Proxy Statement. The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0805.
Sincerely,
/s/ Harry S. Pangas
Harry S. Pangas